Suite 1204- 120 Adelaide St. W
Toronto, Ontario
M5H 1T1
www.adiraenergy.com
t. 416.361.2211
f.416.361.6455
TSX.V: ADL

News Release

ADIRA ENERGY GABRIELLA LICENSE CONSORTIUM ENTERS INTO
AGREEMENT AND APPLIES FOR LICENSE EXTENSIONS ON OFFSHORE
LICENSES

TORONTO, July 1, 2013 /CNW/ - ADIRA ENERGY LTD. (TSXV: ADL) (OTCBB: ADENF) (FRANKFURT: AORLB8). Adira Energy Ltd. is pleased to announce that its wholly owned subsidiary, Adira Energy Israel Ltd. (together with Adira Energy Ltd., “Adira”), has entered into a settlement and release agreement (the “Agreement”) with Modi’in Energy LP (“Modi’in”) and Brownstone Energy Inc. (“Brownstone”) (together with Adira, the “Consortium”). The Agreement resolves the Consortium’s previously disclosed disputes over their respective funding obligations and related suspension of operations on the Gabriella License.

Pursuant to the Agreement, the Consortium members agree to waive and release each other from any claims and demands they may have with respect to the Gabriella License. The Agreement further provides that the Consortium members will fund their proportionate share of costs associated with the Gabriella License incurred in connection with the attempted drilling of the first well. Adira’s net share of the costs total approximately US$3.2 million and is payable in stages over a 90 day period from the Effective Date (as defined below).

Jeffrey E. Walter, Chief Executive Officer of Adira commented, “Adira and its partners in the Gabriella License have faced many operational and financial challenges over the past half year. Despite confirming contingent resources on the License and having a drilling rig on site, the Consortium was unable to execute the drill program. Appreciating the need for co-operation and mutual agreement in order to maintain and extend the tenure of the License, as well as to secure financing for the continued operations on the License, the Consortium has worked diligently to complete the co-operation agreements and submit the request for License extension to the Ministry of Energy and Water. Adira has the intention and aspiration to develop the Gabriella License and is currently assessing finance options to maintain its interest in the License.” The Agreement also provides the Consortium members with tag-along rights for a period of one year from the Effective Date (as defined below) to participate in any farm out of their participating interests in the Gabriella License consummated by the other members. In addition, Adira agrees to relinquish its 15% buy back option and management fee, and reduce its overriding royalty interest to 2.625% .

In the event that Adira does not pay its share of abovementioned costs, at Modi’in’s request, Adira may withdraw from the Joint Operating Agreement and assign its participating interest in the Gabriella License to the remaining Consortium members, and will relinquish its remaining royalties.

The Agreement is subject to Modi’in unitholder approval, which is expected to be received within 10 days (the “Effective Date”).

The Agreement replaces the Letter Agreement, dated December 20, 2012 and the Memorandum of Understanding, dated June 12, 2012, signed by the Consortium members.

Gabriella and Yitzhak License Extension Request

Adira further announces that on June 30, 2013, it applied to the Ministry of Energy and Water of the State of Israel (the “Ministry”) for an extension of the dates for the execution of a drilling contract on the Gabriella License to February 28, 2014, and for the spud of the first well to December 31, 2014.

Adira also applied to the Ministry for an extension of the dates for the execution of a drilling contract on the Yitzhak License, offshore Israel, to September 30, 2014, and for the spud of the first well to June 30, 2015.

About Adira Energy Ltd.

Adira Energy Ltd. is an oil and gas company which is focused in the Eastern Mediterranean. The Company has three petroleum exploration licenses offshore Israel; the Gabriella, Yitzhak and Samuel Licenses. These licenses are located respectively 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the coast between Ashkelon and Bat-Yam. The Company also has an option on the Yam Hadera License, offshore Israel, which is located 30 kilometers offshore Israel, between Hadera and Haifa and North West of Adira’s Yitzhak license.

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements are based on the Company’s internal projections, estimated or beliefs, concerning, among other things an outlook on the estimated amounts and timing of exploration work and capital expenditures or other expectation, beliefs, plans, objectives, assumption, intentions or statements about future events or performance, which are considered by management to be reasonable at the time made. Actual events or results may differ materially. Although the Company believes that the expectations reflected in the statements are reasonable, it cannot guarantee future results since such results are inherently subject to significant business, economic, corporate, political and social uncertainties and contingencies. Many factors cause the Company’s actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, the Company and the foregoing stated factors are not exhaustive. The statements contained herein are made as of the date hereof and the Company disclaims any intent or obligation to update publicly any forward looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable law. Company shareholders and potential investors should carefully consider the information contained in the Company’s filing with Canadian securities administrators at www.sedar.com before making investment decisions with regard to the Company.

For more information contact:

Canada	Israel
Alan Friedman	Gadi Levin
Exec. Vice President	Chief Financial Officer
+1 416 250 1955	+972 3 373 0166

Julia Maxwell
Manager, Investor Relations
jmaxwell@adiraenergy.com
+1 416 361 2211

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.